Exhibit 21.1

SUBSIDIARIES OF LIFEVANTAGE CORPORATION

Set forth below is a list of all subsidiaries of LifeVantage Corporation, a Delaware corporation, and the state or country of incorporation of each as of June 30, 2019.

Name	State or Country of Incorporation
LifeLine Nutraceuticals Corporation	Colorado
Dinng Creative, Inc.	Utah
LifeVantage Asia Pte. Ltd.	Singapore
LifeVantage Australia Pty. Ltd.	Australia
LifeVantage Canada Ltd.	Canada
LifeVantage Japan Kabushiki Kaisha (KK)	Japan
Importadora LifeVantage S. de R.L. de C.V.	Mexico
LifeVantage de Mexico S. de R.L. de C.V.	Mexico
LifeVantage Hong Kong Limited	Hong Kong
LifeVantage Netherlands B.V.	Netherlands
LifeVantage Singapore Pte. Ltd.	Singapore
LifeVantage Taiwan Pte. Ltd.	Taiwan
LifeVantage Thailand Company Limited	Thailand